Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Pulse Evolution Group, Inc. (formerly known as Recall Studios, Inc.) on Form S-8 (File Nos. 333-229231 and 333-225919) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated June 8, 2019 with respect to our audits of the consolidated financial statements of Pulse Evolution Group, Inc. (formerly known as Recall Studios, Inc.) and Subsidiaries as of December 31, 2018 and for the year ended December 31, 2018, which report is included in this Annual Report on Form 10-K of Pulse Evolution Group Inc., (formerly known as Recall Studios, Inc.) for the year ended December 31, 2018.

/s/ Marcum llp

Marcum llp

New York, NY

June 7, 2019